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                                                               File No. 70-10058

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           CERTIFICATE OF NOTIFICATION
                                    (RULE 24)

                           DECLARATION OF POWERGEN PLC
                         ON FORM U-1 (File No. 70-10058)


         Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, Powergen plc ("Powergen") certifies that it has distributed proxy solicitation materials to its shareholders as described in the Declaration on Form U-1 in File 70-10058, which were authorized by order of the Commission in Public Utility Holding Company Act Release No. 27504 (March 19, 2002). Powergen also certifies that these solicitations have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration and of the Commission's order with respect thereto.

         On April 19, 2002, at a Court Meeting and Extraordinary General Meeting, the shareholders of Powergen voted overwhelmingly to approve the scheme of arrangement required to effect the acquisition of Powergen by E.ON AG.





                                    SIGNATURE


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Powergen has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 25, 2002                   Powergen plc


                                       By: /s/ David Jackson
                                           -------------------------------------
                                           David Jackson
                                           Company Secretary and General Counsel